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Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

			Predecessor Company
	Successor Company
				Year Ended December 31,
	Quarter Ended March 31, 2005	November 1,- December 31, 2004	January 1- October 31, 2004
				2003	2002	2001	2000
	(in thousands, except ratios)
Earnings:
Income (loss) before income taxes	$32,064	$(11,450)	$547,520	(71,630)	$(49,167)	$(2,685)	$2,519
Add: Fixed charges as below	16,342	11,021	72,822	162,571	126,620	34,536	35,502
Less: Distributions on preferred securities of subsidiary trust	—	—	—	(14,945)	(28,610)	(6,827)	(6,601)

Total	$48,406	$(429)	$620,342	75,996	$48,843	$25,024	$31,420

Fixed Charges:
Interest charges	$16,342	$11,021	$72,822	147,626	$98,010	$27,709	$28,901
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	14,945	28,610	6,827	6,601

Total	$16,342	$11,021	$72,822	162,571	$126,620	$34,536	$35,502

Ratio of earnings to fixed charges	2.96	—	8.52	—	—	—	—

Earnings to fixed charges deficit	—	(11,450)	—	(86,575)	(77,777)	(9,512)	(4,082)

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  Exhibit 12.1
NorthWestern Corporation Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges